FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui Approves Funding for Expansion of Western Australian

Iron Ore Operations

- Expanding Supply Capacity to Accommodate Increase in Medium

and Long Term Demand for Iron Ore -

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 30, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2011

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

March 30, 2011

For Immediate Release

To whom it may concern

Mitsui & Co., Ltd.

Mitsui Approves Funding for Expansion of

Western Australian Iron Ore Operations

- Expanding Supply Capacity to Accommodate

Increase in Medium and Long Term Demand for Iron Ore -

Mitsui & Co., Ltd. (“Mitsui”, head office: Chiyoda-ku, Tokyo; President and CEO: Masami Iijima) has approved funding for further growth of its Western Australia iron ore business, which is handled by three joint ventures with leading global mining company BHP Billiton (Australia & UK) and ITOCHU Corporation (“ITOCHU”, head office: Minato-ku, Tokyo; President and CEO: Masahiro Okafuji).

The capital investment is expected to total US$7.4 billion, with Mitsui’s share amounting to approximately US$0.34 billion. In December 2010, Mitsui approved Pre Sanction Funding equivalent to approximately US$0.03 billion. Including this amount, the total amount of Mitsui’s portion is expected to be around US$0.37 billion.

Periodically, Mitsui has moved its iron ore operations in Western Australia forward with multiple phased expansion plans. The work to be funded by the new investment will be added to the current ongoing construction work, the expansion of the Yandi mine, and the Pre Sanction Funding announced in January 2010. The scope of the work includes the expansion of the Port Hedland loading facility, the installation of port blending facilities, and the development of the Jimblebar mine (BHP Billiton holds a 100% share). It is expected to increase installed capacity to in excess of 220 million tonnes per annum (“mtpa”) (100% basis).

Mitsui, together with BHP Billiton and ITOCHU, owns the three iron ore joint ventures of Mt. Newman, Yandi and Mt. Goldsworthy in Western Australia (BHP Billiton holds an 85% share, ITOCHU 8%, Mitsui 7%). Approximately 138 million tons of ore were shipped in 2010, primarily to Asian countries.

Mitsui will seek to increase the supply of iron ore through its Western Australia iron ore operations, in response to the expected increase in worldwide demand, particularly among emerging countries over the medium and long terms.

Attachment: Profile of BHP Billiton/ Location of the project

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-6645

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

<Attachment>

Profile of BHP Billiton

Established: June 30th 2001

A leading mining company established as a result of the merger of Australia’s Broken Hill Proprietary Company (BHP), which focused on iron ore, coal, oil, natural gas, etc., and the UK’s Billiton (with a Dutch and South African background), which focused on aluminum, nonferrous, coal, etc.

Head Office: Melbourne, Australia

A dual-listed company in Sydney and London. Also listed on the markets in Johannesburg (South Africa) and New York.

Recent Performance:

Full year ending June 2010 (July 2009 – June 2010):

Proceeds:            US $52,798 million (Approximately ¥4.2 trillion)

Earnings after tax: US $12,469 million (Approximately ¥1.0 trillion)

Location of the project